



10015210

February 3, 2010

RECEIVED

2010 FEB 18 P 1:32

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 008/2010**

  Subject: Notification of the book closing date for interest payment of AIS119A and AIS139A.

  Date: February 3, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

2/18

Summary Translation Letter
To the Stock Exchange of Thailand
February 3, 2010

AIS-CP 008/2010

February 3, 2010

Subject: Notification of the book closing date for interest payment of AIS119A and AIS139A

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SSFO.10/0578 of Thai Military Bank Plc., dated February 3, 2010
2. The Letter No. SSO.SSFO.10/0580 of Thai Military Bank Plc., dated February 3, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of AIS119A and AIS139A, the details are shown in the reference letters.

Summary Translation Letter
To the Stock Exchange of Thailand
February 3, 2010

Reference 1

SSO.SSFO.10/0578

February 3, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed on February 22, 2010 for the right to receive the interest for the period # 7. AIS119A will be paid the interest on March 8, 2010 with interest rate 5.90 % from the period of September 7, 2009 to March 6, 2010 for 181 days.

Reference 2

SSO.SSFO.10/0580

February 3, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed on February 22, 2010 for the right to receive the interest for the period # 7. AIS139A will be paid the interest on March 8, 2010 with interest rate 6.00 % from the period of September 7, 2009 to March 6, 2010 for 181 days.